                                                                    Exhibit 99.1

PRESS RELEASE                                                      [Amdocs LOGO]

            AMDOCS LIMITED REPORTS QUARTERLY REVENUE OF $754 MILLION

Key highlights:

     - First quarter revenue of $754 million increased by 1.6% over the prior year's first quarter, below guidance of $785-$810 million

     - First quarter non-GAAP operating income of $136 million; non-GAAP operating margin of 18.0%, up 30 basis points compared to first quarter fiscal 2008

     - First quarter diluted non-GAAP EPS of $0.55, excluding acquisition-related costs, restructuring and in-process R&D charges and equity-based compensation expense, net of related tax effects, in line with guidance

     - Diluted GAAP EPS of $0.35 for the quarter, which included an $0.08 per share impact related to a restructuring charge and an in-process R&D write-off

     - Strong free cash flow of $111 million for the quarter, comprised of cash flow from operations of $141 million less $30 million in net capital expenditures

     -    12-month backlog of $2.40 billion at the end of the first quarter

     - Second quarter fiscal 2009 guidance: Expected revenue of approximately $700-$720 million and diluted non-GAAP EPS of $0.47-$0.51, excluding acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.34-$0.39

ST. LOUIS, MO - JANUARY 21, 2009 - Amdocs Limited (NYSE: DOX) today reported that for its fiscal first quarter ended December 31, 2008, revenue was $753.8 million, an increase of 1.6% from last year's first quarter. Net income on a non-GAAP basis was $116.3 million, or $0.55 per diluted share, compared to non-GAAP net income of $123.3 million, or $0.56 per diluted share, in the first quarter of fiscal 2008. Non-GAAP net income excludes amortization of purchased intangible assets, equity-based compensation expenses, the write-off of acquired in-process research and development and restructuring charges of $42 million, net of related tax effects, in the first quarter of fiscal 2009 and excludes such amortization and equity-based compensation expenses of $27.6 million, net of related tax effects, in the first quarter of fiscal 2008. The Company's GAAP net income for the first quarter of fiscal 2009 was $74.2 million, or $0.35 per diluted share, compared to GAAP net income of $95.7 million, or $0.44 per diluted share, in the prior year's first quarter.

"The first quarter of fiscal 2009 was a difficult start for Amdocs as macro-economic conditions continued to worsen and sales cycles lengthened across our business," said Dov Baharav, chief executive officer of Amdocs Management Limited. "Service providers reacted more quickly than we expected as the quarter progressed by reducing their spending and delaying some new projects. Additionally, foreign exchange remains a headwind in fiscal 2009, and was slightly more of a drag on revenue in the first quarter than we had anticipated. As a result, our revenue in the first quarter was up only 1.6% over the prior year's first quarter and we are disappointed with this relative to our expectations. We believe the Company made prudent decisions to control costs over the course of the quarter and, as a result, Amdocs delivered on our operating margin, non-GAAP earnings per share and cash flow targets."

Baharav continued, "To date, we are not experiencing project cancellations, but the pace of deal signings has slowed and we expect the market will remain difficult until global spending trends in communications and credit market conditions stabilize. For the second quarter of fiscal 2009, Amdocs expects that revenue will be approximately $700-$720 million which anticipates slower close rates on new projects and mostly stable trends in our recurring base of business. This outlook assumes foreign exchange rates observed in early January persist throughout the quarter and that economic conditions continue to weaken but do not deteriorate materially from what we see today. While we cannot give guidance for the second half of fiscal 2009 at this time, we are managing our expenses under the assumption that revenue for the year could be down as much as 9%-12% relative to fiscal year 2008, with foreign currency effects contributing roughly 3% of the decline."

Baharav concluded, "These are difficult times for our industry and for Amdocs, but we remain encouraged by our long-term prospects. We serve the largest, strongest service providers in the world, supporting their mission-critical activities in long-term relationships including managed services. Service providers are continuing to invest in their businesses and commit to new projects, although at a relatively slower pace today. In the meantime, we are managing with discipline to protect margins and cash flow, and we continue to invest in the growth drivers that will strengthen our market-leading position as the economy recovers."

In the first quarter Amdocs had several wins across lines of business and geographies. These wins include new business in each of our four focus areas for growth: cable/satellite, managed services, emerging markets and OSS, including the examples below.

Cable/satellite

     - Amdocs signed a multi-year contract with Rogers Communications Inc. to deploy new products and services from the Amdocs CES 7.5 portfolio to support its quad-play operations, including cable. This new agreement expands the relationship to include an enterprise-wide billing, ordering, and service management platform. Over a 10-year relationship with Rogers, Amdocs has supported Rogers' wireless billing system and also recently completed an enterprise-wide CRM deployment.

     - Another North American cable provider enhanced its billing system with Amdocs Document Designer.

Managed Services

     - Amdocs signed a new, four-year managed services agreement with a North American wireless customer to support and maintain an existing Amdocs installation.

Emerging markets and OSS

     - During the quarter, Amdocs won new contracts to provide solutions in the following product categories and geographic regions: OSS for a new customer in Latin America; CRM for a customer in the Commonwealth of Independent States region; and pre-paid billing for a new customer in Asia Pacific.

As reported, GAAP EPS per diluted share for the first quarter of fiscal 2009 was $0.35. Non-GAAP EPS per diluted share was $0.55 for the quarter (excluding acquisition-related costs which include amortization of purchased intangible assets, and excluding restructuring charges, the write-off of acquired in-process research and development and equity-based compensation expense, net of related tax effects). The restructuring charges consist primarily of severance and other employment-related obligations incurred in connection with Amdocs' measures designed to align its operational structure to its expected future activities and to improve efficiency. In addition to this charge, there was an in-process research and development write-off of $5.6 million related to the acquisition of ChangingWorlds. The strengthening of the U.S. dollar against other currencies in the quarter was responsible for approximately $30 million of the decrease in first quarter revenue as compared to revenue in the fourth quarter of fiscal 2008.

12-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.40 billion at the end of the first quarter of fiscal 2009.

FINANCIAL OUTLOOK

Amdocs expects that revenue for the second quarter of fiscal 2009 will be approximately $700-$720 million. Amdocs expects diluted earnings per share on a non-GAAP basis for the second quarter to be $0.47-$0.51, excluding acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the second quarter will be $0.34-$0.39.

Amdocs will host a conference call on January 21, 2009 at 5 p.m. Eastern Time to discuss the Company's first quarter results. The call will be carried live on the Internet via www.InvestorCalendar.com and the Amdocs website, www.amdocs.com.

NON-GAAP FINANCIAL MEASURES

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:

     -    amortization of purchased intangible assets;

     -    in-process research and development write-off;

     -    restructuring charges;

     -    equity-based compensation expense; and

     -    tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs' results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs' results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs' management uses financial statements that do not include amortization of purchased intangible assets, in-process research and development write-off and other, restructuring charges, equity-based compensation expense, and related tax effects. Amdocs' management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

ABOUT AMDOCS

Amdocs is the market leader in customer experience systems innovation, enabling world-leading service providers to deliver an integrated, innovative and the intentional customer experience(TM) - at every point of service. Amdocs provides solutions that deliver customer experience excellence, combining the software, service and expertise to help its customers execute their strategies and achieve service, operational and financial excellence. A global company with revenue of $3.16 billion in fiscal 2008, Amdocs has more than 17,000 employees and serves customers in more than 50 countries around the world. For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2008 filed on December 8, 2008.

CONTACT:

Thomas G. O'Brien
Treasurer and Vice President of Investor Relations

Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              THREE MONTHS ENDED
                                                                 DECEMBER 31,
                                                             -------------------
                                                               2008       2007
                                                             --------   --------
Revenue:
   License                                                   $ 44,601   $ 26,217
   Service                                                    709,238    716,033
                                                             --------   --------
                                                              753,839    742,250
Operating expenses:
   Cost of license                                                991        774
   Cost of service                                            484,051    470,741
   Research and development                                    56,229     56,015
   Selling, general and administrative                         90,265     97,665
   Amortization of purchased intangible assets                 20,254     21,753
   Restructuring charges and in-process
      research and development (1)                             20,780         --
                                                             --------   --------
                                                              672,570    646,948
                                                             --------   --------
Operating income                                               81,269     95,302
Interest income and other, net                                  2,235      8,816
                                                             --------   --------
Income before income taxes                                     83,504    104,118
Income taxes                                                    9,257      8,454
                                                             --------   --------
Net income                                                   $ 74,247   $ 95,664
                                                             ========   ========
Basic earnings per share                                     $   0.37   $   0.46
                                                             ========   ========
Diluted earnings per share (2)                               $   0.35   $   0.44
                                                             ========   ========
Basic weighted average number of shares outstanding           202,454    208,109
                                                             ========   ========
Diluted weighted average number of shares outstanding         212,271    222,039
                                                             ========   ========

(1) Restructuring charges and in-process research and development for the three months ended December 31, 2008 includes restructuring charges of $15,140, and in-process research and development of $5,640.

(2) To reflect the impact of assumed conversion of the convertible notes, $864 and $985, representing interest expense and amortization of issuance costs, were added back to net income for the three months ended December 31, 2008 and 2007 respectively, for the purpose of computing diluted earnings per share.

                                 AMDOCS LIMITED
                           SELECTED FINANCIAL METRICS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              THREE MONTHS ENDED
                                                                 DECEMBER 31,
                                                             -------------------
                                                               2008       2007
                                                             --------   --------
Revenue                                                      $753,839   $742,250
Non-GAAP operating income                                     135,720    131,271
Non-GAAP net income                                           116,250    123,290
Non-GAAP diluted earnings per share (1)                      $   0.55   $   0.56
Diluted weighted average number of shares outstanding         212,271    222,039

(1) To reflect the impact of assumed conversion of the convertible notes, $864 and $985, representing interest expense and amortization of issuance costs, were added back to net income for the three months ended December 31, 2008 and 2007 respectively, for the purpose of computing diluted earnings per share.

                                 AMDOCS LIMITED
       RECONCILIATION OF SELECTED FINANCIAL METRICS FROM GAAP TO NON-GAAP
                                 (IN THOUSANDS)

                                                              THREE MONTHS ENDED
                                                               DECEMBER 31, 2008
                                ------------------------------------------------------------------------------
                                                             RECONCILIATION ITEMS
                                           --------------------------------------------------------
                                                          RESTRUCTURING
                                           AMORTIZATION    CHARGES AND       EQUITY
                                           OF PURCHASED    IN-PROCESS         BASED
                                            INTANGIBLE    RESEARCH AND    COMPENSATION
                                  GAAP        ASSETS       DEVELOPMENT       EXPENSE     TAX EFFECT   NON-GAAP
                                --------   ------------   -------------   ------------   ----------   --------
Operating expenses:
   Cost of license              $    991     $     --       $     --        $     --      $     --    $    991
   Cost of service               484,051           --             --          (5,711)           --     478,340
   Research and development       56,229           --             --          (1,062)           --      55,167
   Selling, general and
      administrative              90,265           --             --          (6,644)           --      83,621
   Amortization of purchased
      intangible assets           20,254      (20,254)            --              --            --          --
   Restructuring charges
      and in-process
      research and
      development                 20,780           --        (20,780)             --            --          --
                                --------     --------       --------        --------      --------    --------
Total operating expenses         672,570      (20,254)       (20,780)        (13,417)           --     618,119
                                --------     --------       --------        --------      --------    --------
Operating income                  81,269       20,254         20,780          13,417            --     135,720
                                --------     --------       --------        --------      --------    --------
Income taxes                       9,257           --             --              --        12,448      21,705
                                --------     --------       --------        --------      --------    --------
Net income                      $ 74,247     $ 20,254       $ 20,780        $ 13,417      $(12,448)   $116,250
                                --------     --------       --------        --------      --------    --------

                                                       THREE MONTHS ENDED
                                                        DECEMBER 31, 2008
                                ----------------------------------------------------------------
                                                      RECONCILIATION ITEMS
                                           -----------------------------------------
                                           AMORTIZATION      EQUITY-
                                           OF PURCHASED       BASED
                                            INTANGIBLE    COMPENSATION
                                  GAAP        ASSETS         EXPENSE      TAX EFFECT    NON-GAAP
                                --------   ------------   ------------    ----------    --------
Operating expenses:
   Cost of license              $    774     $     --       $     --       $    --      $    774
   Cost of service               470,741           --         (6,282)           --       464,459
   Research and development       56,015           --         (1,376)           --        54,639
   Selling, general and
      administrative              97,665           --         (6,558)           --        91,107
   Amortization of purchased
      intangible assets           21,753      (21,753)            --            --            --
                                --------     --------       --------       -------      --------
Total operating expenses         646,948      (21,753)       (14,216)           --       610,979
                                --------     --------       --------       -------      --------
Operating income                  95,302       21,753         14,216            --       131,271
                                --------     --------       --------       -------      --------
Income taxes                       8,454           --             --         8,343        16,797
                                --------     --------       --------       -------      --------
Net income                      $ 95,664     $ 21,753       $ 14,216       $(8,343)     $123,290
                                --------     --------       --------       -------      --------

                                 AMDOCS LIMITED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                 AS OF
                                                                      --------------------------
                                                                       DECEMBER    SEPTEMBER 30,
                                                                       31, 2008         2008
                                                                      ----------   -------------
ASSETS
Current assets
Cash, cash equivalents and short-term interest-bearing investments    $1,279,827     $1,244,378
Accounts receivable, net, including unbilled of $54,926 and $48,264
   respectively                                                          539,968        573,764
Deferred income taxes and taxes receivable                                93,932         84,515
Prepaid expenses and other current assets                                104,506        102,930
                                                                      ----------     ----------
   Total current assets                                                2,018,233      2,005,587
Equipment, vehicles and leasehold improvements, net                      302,941        317,081
Goodwill and other intangible assets, net                              1,831,449      1,796,922
Other noncurrent assets                                                  441,720        459,473
                                                                      ----------     ----------
Total assets                                                          $4,594,343     $4,579,063
                                                                      ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accruals                                         $  608,591     $  600,285
Short-term portion of capital lease obligations and other financing
   arrangements                                                            4,435          1,660
Deferred revenue                                                         150,368        197,851
Deferred income taxes and taxes payable                                   40,022         30,228
                                                                      ----------     ----------
   Total current liabilities                                             803,416        830,024
0.50% Convertible notes                                                  350,000        450,000
Long-term loan                                                           100,000             --
Noncurrent liabilities and other                                         467,324        493,848
Shareholders' equity                                                   2,873,603      2,805,191
                                                                      ----------     ----------
Total liabilities and shareholders' equity                            $4,594,343     $4,579,063
                                                                      ==========     ==========

                                 AMDOCS LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                             THREE MONTHS ENDED
                                                                                 DECEMBER 31,
                                                                            ---------------------
                                                                               2008       2007
                                                                            ---------   ---------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income                                                                  $  74,247   $  95,664
Reconciliation of net income to net cash provided by operating activities:
   Depreciation and amortization                                               48,762      46,706
   In-process research and development                                          5,640          --
   (Gain) loss  on sale of equipment                                              (41)        106
   Equity-based compensation expense                                           13,417      14,216
   Deferred income taxes                                                          744      (9,192)
   Gain on repurchase of convertible notes                                     (2,112)
   Excess tax benefit from equity-based compensation                               (1)        (65)
   Loss (gain) from short-term interest-bearing investments                     1,442        (332)
Net changes in operating assets and liabilities, net of amounts acquired:
   Accounts receivable                                                         34,495     (64,121)
   Prepaid expenses and other current assets                                      900      (2,449)
   Other noncurrent assets                                                     18,461      (7,345)
   Accounts payable, accrued expenses and accrued personnel                    24,885       4,516
   Deferred revenue                                                           (50,011)     17,168
   Income taxes payable                                                        (4,614)     (5,560)
   Noncurrent liabilities and other                                           (24,928)      3,834
                                                                            ---------   ---------
Net cash provided by operating activities                                     141,286      93,146
                                                                            ---------   ---------
CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and leasehold improvements              123         284
Payments for purchase of equipment, vehicles and leasehold                    (30,235)    (34,509)
   improvements
Proceeds from sale of short-term interest-bearing investments                 113,570     155,018
Purchase of short-term interest-bearing investments                          (248,538)   (176,149)
Net cash paid for acquisition                                                 (55,543)     (9,069)
                                                                            ---------   ---------
Net cash used in investing activities                                        (220,623)    (64,425)
                                                                            ---------   ---------
CASH FLOW FROM FINANCING ACTIVITIES:
Borrowing under long-term financing arrangements                              100,000          --
Repurchase of convertible notes                                               (97,888)         --
Repurchase of shares                                                          (20,014)    (69,332)
Proceeds from employee stock options exercised                                  1,109       6,444
Borrowing under short-term financing arrangements                                 540          --
Excess tax benefit from equity-based compensation                                   1          65
                                                                            ---------   ---------
Net cash used in financing activities                                         (16,252)    (62,823)
                                                                            ---------   ---------
Net decrease in cash and cash equivalents                                     (95,589)    (34,102)
Cash and cash equivalents at beginning of period                              718,850     615,501
                                                                            ---------   ---------
Cash and cash equivalents at end of period                                  $ 623,261   $ 581,399
                                                                            =========   =========
SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
   Income taxes, net of refunds                                             $   9,730   $  22,118
   Interest                                                                       267         537

                                 AMDOCS LIMITED
                            SUPPLEMENTARY INFORMATION
                                  (IN MILLIONS)

                                                 THREE MONTHS ENDED
                         ------------------------------------------------------------------
                         DECEMBER 31,   SEPTEMBER 30,   JUNE 30,   MARCH 31,   DECEMBER 31,
                            2008            2008         2008        2008         2007
                         ------------   -------------   --------   ---------   ------------
   North America            $561.6          $558.7       $570.5      $541.5       $500.6
   Europe                    111.4           150.9        133.0       135.8        128.4
   Rest of World              80.8           115.7        116.8        97.0        113.3
                            ------          ------       ------      ------       ------
Total Revenue               $753.8          $825.3       $820.3      $774.3       $742.3
                            ======          ======       ======      ======       ======

                                                 THREE MONTHS ENDED
                         ------------------------------------------------------------------
                         DECEMBER 31,   SEPTEMBER 30,   JUNE 30,   MARCH 31,   DECEMBER 31,
                            2008            2008         2008        2008         2007
                         ------------   -------------   --------   ---------   ------------
   Customer Experience
   Systems                  $701.0          $756.5       $756.9      $708.2       $672.8
   Directory                  52.8            68.8         63.4        66.1         69.5
                            ------          ------       ------      ------       ------
 Total Revenue              $753.8          $825.3       $820.3      $774.3       $742.3
                            ======          ======       ======      ======       ======

                                                       AS OF
                         ------------------------------------------------------------------
                         DECEMBER 31,   SEPTEMBER 30,   JUNE 30,   MARCH 31,   DECEMBER 31,
                            2008            2008          2008       2008         2007
                         ------------   -------------   --------   ---------   ------------
12-Month Backlog            $2,400          $2,420       $2,420      $2,360       $2,300
                            ------          ------       ------      ------       ------